Exhibit 99.1
ECARX Announces Second Quarter 2024 Unaudited Financial Results

Shanghai, China, August 8, 2024 — ECARX Holdings Inc. (Nasdaq: ECX) (“ECARX” or the “Company”), a global mobility tech provider, today announced unaudited financial results for the quarter ended June 30, 2024.

“We delivered another quarter of robust growth, building on our strong start to the year,” commented ECARX Chairman and CEO, Ziyu Shen. “As the automotive industry rapidly evolves towards software-defined vehicles, we remain at the forefront of this transformation. Scaling existing solutions is critical to our sustainable growth, and we are clearly making substantial progress in this regard. By the quarter-end, over 6.9 million vehicles on the road incorporated ECARX technology, a 32% increase from last year. Our global footprint continues to grow with five new design wins, primarily for overseas projects from deepening existing relationships with automakers. Our new partnerships with industry leaders like Tencent Smart Transportation and DXC Luxoft are also driving innovation and setting new benchmarks for the industry. As we look ahead, I'm highly confident in our ability to drive significant growth, capitalize on market opportunities, and create long-term value for our shareholders. ECARX is well-positioned to build on this momentum in the second half of the year and beyond.”
Second Quarter 2024 Financial Results:

During the quarter, ECARX acquired a controlling financial interest in HF Tech Europe AB, an entity under common control. Comparative financial information is presented by combining assets, liabilities, revenues, expenses, and equity of ECARX and HF Tech Europe AB using the pooling-of interests method. All intercompany transactions and balances between the combining entities have been eliminated.
•Total revenue was RMB1,257.5 million (US$173.0 million), up 31% year-over-year (“YoY”).
◦Sales of goods revenue was RMB943.6 million (US$129.8 million), up 41% YoY, primarily driven by the continued growth in global demand, and the ramping up of the Antora series digital cockpit and autonomous driving control unit (ADCU) sales volume, which contributed 14% and 8% to the total revenue from sales of goods, respectively.
◦Software license revenue was RMB56.5 million (US$7.8 million), down 50% YoY, primarily driven by a decrease in the intellectual property licenses revenue; there was a RMB80 million intellectual property licenses revenue recorded in the same period last year.
◦Service revenue was RMB257.4 million (US$35.4 million), up 45% YoY, mainly due to the service completion and delivery of the new Antora series vehicle programs and Volvo EX30 market expansion.
•Total cost of revenue was RMB966.0 million (US$132.9 million), up 46% YoY, primarily driven by an increase in sales volume of digital cockpits and ADCU.
•Gross profit was RMB291.5 million (US$40.1 million), down 3% YoY, which resulted in a gross margin of 23%. The decrease in gross margin was attributable to the penetration pricing strategy adopted to facilitate automotive computing platform revenue growth, as well as change in the revenue mix compared to the prior year.
•Research and development expenses were RMB304.0 million (US$41.8 million), up 25% YoY, primarily due to continued investment in the Company’s core product roadmap and future technologies.

•Selling, general and administrative expenses and others, net were RMB216.3 million (US$29.8 million), down 3% YoY, primarily driven by improved global operating efficiencies, partially offset by higher share-based compensation expenses.
•Net loss was RMB306.4 million (US$42.3 million), compared with RMB189.9 million during the same period last year, primarily attributable to a higher equity investment loss and higher share-based compensation expenses during the quarter.
•Adjusted EBITDA (non-GAAP) loss was RMB209.5 million (US$28.9 million), compared with adjusted EBITDA (non-GAAP) loss of RMB156.1 million in the same period last year.
•Total cash as of June 30, 2024 was RMB787.8 million (US$108.4 million) including RMB0.2 million of restricted cash.

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Second Quarter 2024 and Recent Business Development Highlights:
•Expanding Global Footprint and International Partnerships
◦Over 6.9 million vehicles on the road incorporating ECARX technology as of June 30, 2024.
◦Strengthened partnership with Tencent Smart Transportation to develop intelligent driving and cockpit solutions.
◦Partnered with DXC Luxoft, a trusted global automotive software systems integrator, to accelerate the development of in-vehicle capabilities.
◦Secured new design wins during the quarter, primarily for overseas markets, including one from a well-known European automaker that builds upon our existing mass-production project from the first quarter of 2024.
◦Start of production at ECARX’s Fuyang facility began in April 2024, marking a critical milestone in the Company’s strategy to vertically integrate our production and supply chain capabilities

•Vehicle Launches
◦Building on the successful launch of the Lynk & Co 08 last year, ECARX rapidly adapted its solution, powered by the Antora 1000 Pro computing platform and integrated with Flyme Auto, for the launch of the Lynk & Co 07 and LEVC L380, which launched during the quarter, as well as both of the Hongqi models from FAW Group currently in development.
◦The recent debut of the Geely Galaxy E5, powered by the Antora 1000 computing platform, is the first model on the market to integrate digital cockpit and parking capabilities onto a single board.
◦The Lynk & Co flagship Z10 debuted in June 2024 and integrates the Makalu platform, one of the most powerful intelligent cockpit solutions on the market with an AMD Ryzen Embedded V2000 processor and Radeon RX 6000 series GPU. The smart model #5 will also be equipped with the Makalu platform, deepening its reach in the automotive industry.

# # #
Conference Call and Webcast Details
ECARX will host a webcast of its earnings conference call today, Thursday, August 8, 2024, at 8:00 a.m. EST. To access the webcast, visit the News and Events section of the ECARX Investor Relations website, or visit the following link – https://edge.media-server.com/mmc/p/fptu2v2s

Participant dial-in numbers:

United States:    +1-888-596-4144
Mainland China:    +86-10-8783-3249
Hong Kong:    +852-800-961-411
United Kingdom:    +44-800-260-6470
Conference ID:    9530586

A replay of the webcast and presentation materials will be available on the Company’s Investor Relations website under the results and reports section following the event.
About ECARX
ECARX (Nasdaq: ECX) is a global automotive technology provider with capabilities to deliver turnkey solutions for next-generation smart vehicles, from the system on a chip (SoC), to central computing platforms, and software. As automakers develop new electric vehicle architectures from the ground up, ECARX is developing full-stack solutions to enhance the user experience, while reducing complexity and cost.

Founded in 2017 and listed on the Nasdaq in 2022, ECARX now has over 1,900 employees based in 12 major locations in China, UK, USA, Sweden, Germany and Malaysia. The co-founders are two automotive entrepreneurs, Chairman and CEO Ziyu Shen, and Eric Li (Li Shufu), who is also the founder and chairman of Zhejiang Geely Holding Group — with ownership interests in global brands including Lotus, Lynk & Co, Polestar, Smart, and Volvo Cars. ECARX also works with other well-known automakers, including FAW and Dongfeng Peugeot-Citroën. To date, ECARX products can be found in over 6.9 million vehicles worldwide.
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Forward-Looking Statements
This release contains statements that are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s beliefs and expectations as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, amongst other things, results of operations, financial condition, liquidity, prospects, growth, strategies, and the industry in which we operate. The use of words “expects,” “intends,” “anticipates,” “estimates,” “predicts,” “believes,” “should,” “potential,” “may,” “preliminary,” “forecast,” “objective,” “plan,” or “target,” and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including, but not limited to statements regarding our intentions, beliefs, or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, and the markets in which we operate.

For a discussion of these and other risks and uncertainties that could cause actual results to differ materially from those expressed in any forward-looking statement, see ECARX’s filings with the U.S. Securities and Exchange Commission. ECARX undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.
Translation of results into U.S. dollars
This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.2672 to US$1.00, the noon buying rate in effect on June 28, 2024 as set forth in the H.10 Statistical Release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.
Non-GAAP Financial Measure
The Company uses adjusted EBITDA (non-GAAP) in evaluating its operating results and for financial and operational decision-making purposes. Adjusted EBITDA is defined as net loss excluding interest income, interest expense, income tax expense, depreciation of property and equipment, amortization of intangible assets, and share-based compensation expenses.

The Company presents this non-GAAP financial measure because it is used by the management to evaluate the Company’s operating performance and formulate business plans. The Company believes that the non-GAAP measure helps identify underlying trends in its business that could otherwise be distorted by the effects of certain expenses that are included in net loss. The Company also believes that the use of the non-GAAP measure facilitates investors’ assessment of its operating performance.

Adjusted EBITDA (non-GAAP) should not be considered in isolation or construed as alternatives to net loss or any other measures of performance or as indicators of the Company’s operating performance. Investors are encouraged to compare the Company’s historical adjusted EBITDA (non-GAAP) to the most directly comparable GAAP measure, net loss. Adjusted EBITDA (non-GAAP) presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review the financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measure, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.
Investor Contacts:
Rene Du
ir@ecarxgroup.com
Media Contacts:
ecarx@christensencomms.com
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ECARX Holdings Inc.
Unaudited Condensed Consolidated Balance Sheets

	As of December 31, 2023	As of June 30, 2024
Millions, except otherwise noted	RMB	RMB	USD
ASSETS
Current assets
Cash	571.8	787.6	108.4
Restricted cash	27.1	0.2	—
Short-term investments	137.9	137.9	19.0
Accounts receivable – third parties, net	285.8	240.0	33.0
Accounts receivable – related parties, net	1,572.7	934.0	128.5
Notes receivable	54.6	171.9	23.7
Inventories	160.8	177.2	24.4
Amounts due from related parties	74.1	91.4	12.6
Prepayments and other current assets	443.6	406.5	55.8
Total current assets	3,328.4	2,946.7	405.4

Non-current assets
Long-term investments	301.0	220.5	30.3
Operating lease right-of-use assets	125.2	126.8	17.4
Property and equipment, net	120.8	137.3	18.9
Intangible assets, net	179.3	294.0	40.5
Other non-current assets – third parties	28.2	33.8	4.7
Other non-current assets – related parties	224.3	274.4	37.8
Total non-current assets	978.8	1,086.8	149.6
Total assets	4,307.2	4,033.5	555.0
LIABILITIES
Current liabilities
Short-term borrowings	1,200.0	1,600.0	220.2
Accounts payable - third parties	1,820.7	1,501.4	206.6
Accounts payable - related parties	312.8	403.4	55.5
Notes payable	10.0	—	—
Amounts due to related parties	35.7	375.7	51.7
Contract liabilities, current - third parties	0.6	1.5	0.2
Contract liabilities, current - related parties	207.0	202.9	27.9
Current operating lease liabilities	35.1	37.9	5.2
Accrued expenses and other current liabilities	614.5	425.0	58.5
Income tax payable	15.8	4.1	0.6
Total current liabilities	4,252.2	4,551.9	626.4
Non-current liabilities
Contract liabilities, non-current - related parties	134.0	78.8	10.8
Convertible notes payable, non-current	455.7	467.6	64.3
Operating lease liabilities, non-current	107.6	114.1	15.7
Warrant liabilities, non-current	5.1	5.5	0.8
Provisions	90.9	97.6	13.4
Other non-current liabilities - third parties	48.8	48.8	6.7
Other non-current liabilities - related parties	44.5	46.4	6.4
Deferred tax liabilities	—	32.7	4.5
Total non-current liabilities	886.6	891.5	122.6
Total liabilities	5,138.8	5,443.4	749.0
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ECARX Holdings Inc.
Unaudited Condensed Consolidated Balance Sheets (continued)

	As of December 31, 2023	As of June 30, 2024
Millions, except otherwise noted	RMB	RMB	USD

SHAREHOLDERS' DEFICIT
Ordinary Shares	—	—	—
Additional paid-in capital	6,096.7	6,156.7	847.2
Accumulated deficit	(6,670.7)	(7,241.3)	(996.4)
Accumulated other comprehensive loss	(344.6)	(358.1)	(49.3)
Total deficit attributable to ordinary shareholders	(918.6)	(1,442.7)	(198.5)
Non-redeemable non-controlling interests	87.0	32.8	4.5
Total shareholders' deficit	(831.6)	(1,409.9)	(194.0)
Liabilities and shareholders' deficit	4,307.2	4,033.5	555.0

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ECARX Holdings Inc.
Unaudited Condensed Consolidated Statement of Comprehensive Loss

	Six Months Ended June 30			Three Months Ended June 30
	2023	2024	2024	2023	2024	2024
Millions, except otherwise noted	RMB	RMB	USD	RMB	RMB	USD
Revenue
Sales of goods revenue	1,264.3	1,700.7	234.0	670.4	943.6	129.8
Software license revenue	215.6	131.8	18.1	113.3	56.5	7.8
Service revenue	256.7	362.8	49.9	177.7	257.4	35.4
Total revenue	1,736.6	2,195.3	302.0	961.4	1,257.5	173.0
Cost of goods sold	(1,000.2)	(1,433.0)	(197.2)	(529.2)	(810.8)	(111.6)
Cost of software licenses	(37.2)	(44.1)	(6.1)	(7.0)	(21.9)	(3.0)
Cost of services	(185.7)	(222.4)	(30.6)	(125.0)	(133.3)	(18.3)
Total cost of revenue	(1,223.1)	(1,699.5)	(233.9)	(661.2)	(966.0)	(132.9)
Gross profit	513.5	495.8	68.1	300.2	291.5	40.1

Research and development expenses	(481.6)	(573.4)	(78.9)	(243.7)	(304.0)	(41.8)
Selling, general and administrative expenses and others, net	(408.4)	(408.1)	(56.2)	(222.5)	(216.3)	(29.8)
Total operating expenses	(890.0)	(981.5)	(135.1)	(466.2)	(520.3)	(71.6)
Loss from operation	(376.5)	(485.7)	(67.0)	(166.0)	(228.8)	(31.5)

Interest income	17.9	11.2	1.5	9.5	5.0	0.7
Interest expense	(38.2)	(45.5)	(6.3)	(20.1)	(24.2)	(3.3)
Share of results of equity method investments	(25.4)	(67.6)	(9.3)	(13.5)	(48.4)	(6.7)
Foreign currency exchange losses	(34.7)	(4.5)	(0.6)	(36.9)	(4.8)	(0.7)
Others, net	51.4	(18.5)	(2.5)	37.2	(4.8)	(0.7)
Loss before income taxes	(405.5)	(610.6)	(84.2)	(189.8)	(306.0)	(42.2)
Income tax (expense)/benefit	(0.3)	0.2	—	(0.1)	(0.4)	(0.1)
Net loss	(405.8)	(610.4)	(84.2)	(189.9)	(306.4)	(42.3)
Net loss attributable to non-controlling interests	30.7	39.8	5.5	15.9	22.3	3.1
Net loss attributable to ECARX Holdings Inc. ordinary shareholders	(375.1)	(570.6)	(78.7)	(174.0)	(284.1)	(39.2)
Net loss	(405.8)	(610.4)	(84.2)	(189.9)	(306.4)	(42.3)
Other comprehensive loss:
Foreign currency translation adjustments, net of nil income taxes	49.0	(13.5)	(1.9)	50.7	4.1	0.6
Comprehensive loss	(356.8)	(623.9)	(86.1)	(139.2)	(302.3)	(41.7)
Comprehensive loss attributable to non-redeemable non-controlling interests	30.7	39.8	5.5	15.9	22.3	3.1
Comprehensive loss attributable to ECARX Holdings Inc.	(326.1)	(584.1)	(80.6)	(123.3)	(280.0)	(38.6)

Loss per ordinary share
–Basic and diluted loss per share, ordinary shares	(1.11)	(1.69)	(0.23)	(0.52)	(0.84)	(0.12)
Weighted average number of ordinary shares used in computing loss per ordinary share
–Weighted average number of ordinary shares	337,395,390	337,935,301	337,935,301	337,395,390	337,973,311	337,973,311

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ECARX Holdings Inc.
Unaudited Reconciliation of GAAP and Non-GAAP Results
Adjusted EBITDA
We use adjusted EBITDA in evaluating our operating results and for financial and operational decision-making purposes. Adjusted EBITDA is defined as net loss excluding interest income, interest expense, income tax expense, depreciation of property and equipment, amortization of intangible assets, and share-based compensation expenses.

Adjusted EBITDA should not be considered in isolation or construed as alternatives to net loss or any other measures of performance or as indicators of our operating performance. Investors are encouraged to compare our historical adjusted EBITDA to the most directly comparable GAAP measure, net loss. Adjusted EBITDA presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

	Six Months Ended June 30			Three Months Ended June 30
	2023	2024	2024	2023	2024	2024
Millions, except otherwise noted	RMB	RMB	USD	RMB	RMB	USD
Net Loss	(405.8)	(610.4)	(84.2)	(189.9)	(306.4)	(42.3)
Interest income	(17.9)	(11.2)	(1.5)	(9.5)	(5.0)	(0.7)
Interest expense	38.2	45.5	6.3	20.1	24.2	3.3
Income tax expense/(benefit)	0.3	(0.2)	—	0.1	0.4	0.1
Depreciation of property and equipment	27.1	27.3	3.8	13.0	12.1	1.7
Amortization of intangible assets	12.0	44.7	6.2	5.7	19.4	2.7
EBITDA	(346.1)	(504.3)	(69.4)	(160.5)	(255.3)	(35.2)
Share-based compensation expenses	52.2	70.9	9.8	4.4	45.8	6.3
Adjusted EBITDA	(293.9)	(433.4)	(59.6)	(156.1)	(209.5)	(28.9)
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